UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission file number: 333-207107

Ehave, Inc.
(Translation of Registrant’s Name Into English)

203-277 Lakeshore Road East

Oakville, ON L6J 6J3

Canada

(905) 362-1499

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On May 6, 2019, Ehave, Inc. (the “Company”) held a special meeting of its stockholders (the “Meeting”). At the Meeting, the following nine proposals were submitted to the Company’s stockholders:

(1)	To set the number of directors of the Company to three (3) directors.

(2)	Election of Binyomin Posen to the Board of Directors of the Company.
(3)	Election of Zeke Kaplan to the Board of Directors of the Company.
(4)	Election of Prateek Dwivedi to the Board of Directors of the Company.
(5)

To consider and, if thought advisable, to pass, with or without variation, a special resolution of the Shareholders, authorizing the amendment of the Company’s articles to consolidate the issued and outstanding common shares (“Shares”) of the Company, in up to three consecutive share consolidations to occur at any time as determined by the board of directors of the Company, within one calendar year of the date of the Meeting, provided that the first consolidation, the second consolidation, and the third consolidation (collectively, the “Consolidation”) shall collectively effect a consolidation on a basis of between (i) two pre-consolidation Shares (“Pre-Consolidation Shares”) to one post-consolidation Share (“Post-Consolidation Share”), and (ii) 200 Pre-Consolidation Shares to one Post-Consolidation Share.

(6)

To consider and, if thought advisable, to pass, with or without variation, a special resolution of the Shareholders, to approve the sale of all or substantially all of the property of the Company, in accordance with the applicable provisions of the OBCA and with the asset purchase agreement entered among the Company and ZYUS Life Sciences Inc. dated March 22, 2019.

The number of votes cast for and against and the number of abstentions with respect to each matter voted upon are set forth below:

(1)	To set the number of directors of the Company to three (3) directors:

For	Against	Abstain
1,865,806,998	10,500	222,100

(2)	Election of Binyomin Posen to the Board of Directors of the Company:
For	Withhold
1,865,266,323	773,275

(3)	Election of Zeke Kaplan to the Board of Directors of the Company:

For	Withhold
1,865,422,323	617,275

(4)	Election of Prateek Dwivedi to the Board of Directors of the Company.

For	Withhold
1,864,570,823	1,468,775

(7)

to consider and, if thought advisable, to pass, with or without variation, a special resolution of the Shareholders, authorizing the amendment of the Company’s articles to consolidate the issued and outstanding Shares of the Company, in up to three consecutive share consolidations to occur at any time as determined by the board of directors of the Company, within one calendar year of the date of the Meeting, provided that the Consolidation shall collectively effect a consolidation on a basis of between (i) two Pre-Consolidation Shares to one Post-Consolidation Shares, and (ii) 200 Pre-Consolidation Shares to one Post-Consolidation Share:

For	Against	Abstain
1,864,481,723	1,553,875	4,000

(8)

to consider and, if thought advisable, to pass, with or without variation, a special resolution of the Shareholders, to approve the sale of all or substantially all of the property of the Company, in accordance with the applicable provisions of the OBCA and with the asset purchase agreement entered among the Company and ZYUS Life Sciences Inc. dated March 22, 2019:

For	Against	Abstain
1,865,246,298	759,300	34,000

The results reported above are final voting results. No other matters were considered or voted upon at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

May 13, 2019	By:	/s/ Prateek Dwivedi
Prateek Dwivedi
Chief Executive Officer